Exhibit 99.1

Earnings Conference Call 3Q21

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

# All-time high EBITDA, strong volumes and deleveraging to 2.7x suzano

### Sales Volume

**Pulp: 2.7 million tons** (vs. 2.5 million tons 3Q20)

**Paper[1]: 304,000 tons** (vs. 290,000 tons 3Q20)

**Pulp Inventory: well below optimum operating level**

### Operating Performance

**Adjusted EBITDA: R$6.3 billion** (vs. R$3.8 billion 3Q20)

**Operating Cash Generation[2]: R$5.2 billion** (vs. R$2.9 billion 3Q20)

**Cash Cost ex-downtime: R$711/ton** (vs. R$600/ton 3Q20)

### Financial Management

**Liquidity: US$4.0 billion** (vs. US$2.8 billion 2Q21)

**Net Debt: US$10.7 billion** (vs. US$11.4 billion 2Q21)

**Leverage[3]: 2.7x in US$** (vs. 3.3x in US$ 2Q21)

### ESG:

- **New SLB with water and D&I targets**
- **Adhesion to SBTi**
- **Call to action for COP26**

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Net Debt / Adjusted EBITDA in the last twelve months

797 361 1,158 -50 150 350 550 750 950 LTM 3Q21 1.742 -50 150 350 550 750 950 LTM 3Q21 355 416 545 0 100 200 300 400 500 600 700 800 900 3Q20 2Q21 3Q21 Strong sales and price combined with solid operational performance leads to record EBITDA 4 PAPER AND PACKAGING BUSINESS ¹ Excluding Consumer Goods. | ² Excluding impact of Management LTI. 3Q20: -R$ 43/ton ; 2Q21: -R$ 22/ton ; 3Q21: R$ 6/ton ; LTM 3Q21: -R$ 29/ton. 1,223 1,564 1,789 1,504 Average Net Price (R$/ton) Local Export 3,815 4,441 4,674 4,289 3,500 4,000 4,500 5,000 3Q20 2Q21 3Q21 LTM 3Q21 Paper Adjusted EBITDA2 R$/ton R$ MM Paper Sales¹ (‘000 tons) 187 193 182 209 101 98 84 95 288 290 266 304 0 100 200 300 400 500 600 700 3Q19 3Q20 2Q21 3Q21 +6%

1,339 2,166 2,140 1,825 Record EBITDA led by high volumes despite logistics constraints as well as all-time high price in BRL 5 PULP BUSINESS Sales Volume (‘000 tons) Average Net Price – Export Market (R$/ton) Adjusted EBITDA and EBITDA Margin (%) 2,549 2,527 2,537 2,673 2100 2200 2300 2400 2500 2600 2700 2800 2900 3000 10,526 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 UDM 2T21 3Q20 2Q21 3Q21 LTM 3Q21 3,384 5,496 5,721 55% 65% 63% -100% 400% 900% 1400% 1900% 2400% 2900% 3400% 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 3Q20 2Q21 3Q21 19,213 61% -400% 100% 600% 1100% 1600% 2100% 2600% 3100% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 LTM 3Q21 R$ MM R$/ton Average FX R$ 5.38 R$ 5.30 R$ 5.23 R$ 5.35 Margin (%) BRL USD 458 636 654 568 440 490 540 590 640 690 3Q20 2Q21 3Q21 LTM 3Q21 3Q19 2,465 3,370 3,422 3,042 2200 2400 2600 2800 3000 3200 3400 3600

(35) 3 (32) 254 37 292 240 63 300 141 11 152 600 711 (3) 3Q20 Δ Wood Δ Input Δ Fixed Cost Δ Energy FX 3Q21 Energy Wood Input Fixed Cost FX (32) 0 (32) 282 9 292 282 26 300 148 4 152 (8) 680 711 2Q21 Δ Wood Δ Input Δ Fixed Cost Δ Energy FX 3Q21 Cash cost performance pressured by short-term headwinds of commodities (mainly brent and chemicals) 6 PULP BUSINESS Pulp Cash Cost 3Q21 vs. 3Q20 (ex-downtime – R$/ton) Pulp Cash Cost 3Q21 vs. 2Q21 (ex-downtime – R$/ton) +4.5% +18.6% Commodity prices effect: R$ 32/ton Commodity prices effect: R$ 71/ton

3.5 0.5 0.5 0.3 1.1 2.3 9.8 0.2 0.1 0.1 0.4 0.4 0.0 2.0 4.0 6.0 8.0 10.0 Liquidity 3Q21 3M2021 2022 2023 2024 2025 2026 onwards Post-merger deleverage fully executed and a strong balance sheet for the new growth cycle 7 FINANCIAL MANAGEMENT Net Debt (billion) and Leverage (multiples) Amortization Schedule (US$ billion) ¹ CETIP calculation methodology considers FX D-1 R$ 5.44. 12.2 11.4 10.7 68.7 57.2 58.2 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 20.0 Set/20 Jun/21 Set/21 Coluna1 Dez/192 Set/202 Dez/204 Sep/20 5.1x 3.1x 2.8x 4.4x 3.3x 2.7x 2.2x 2.4x 2.6x 2.8x 3.0x 3.2x 3.4x 3.6x 3.8x 4.0x 4.2x 4.4x 4.6x 4.8x 5.0x 5.2x Sep/20 Jun/21 Sep/21 In US$ In R$ In US$ In R$ Jun/21 Sep/21 Sep/20 Jun/21 Sep/21 R$/US$ 5.64 5.44 -12% -15 % Average Cost (in US$): 4.3% p.a. Average Term: 90 months Stand-by facility Cash on hand 80% in US$ (vs. 75% in Jun/21) MTM Hedge1 0.1 0.7 0.4 1.2 2.7 4.0 10.2 22% 29% 98% 63% Trade Finance Related 0% 11%

Cash flow hedging strikes mark financial policy’s consistency 8 FINANCIAL MANAGEMENT 969 731 961 508 358 176 5.22 5.37 5.33 5.33 5.36 5.42 6.12 6.10 6.06 6.04 6.19 6.89 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Notional (USD M) Put (average) Call (average) 2020/09/30: 2021/09/30: 4.54 5.16 Average Strikes -Portfolio Put / Call Put / Call Portfolio Renewal – Cash Flow Hedging (ZCC) 5.32 6.13

CAPEX execution in line with guidance 9 CAPEX 2021 Capex (R$ billion) 3Q21 9M21 2021e Sustaining 1.1 3.1 4.0 Forest and Land 0.1 0.3 0.7 Expansion, Modernization and Others¹ 0.1 0.3 0.5 CERRADO PROJECT 0.2 0.4 1.0 TOTAL 1.5 4.1 6.2 ¹ Includes Port Terminals and Others, as detailed in the 3Q21 earnings release

Even more climate positive Responding to a call to action for COP26 ESG Net removal of 40 million tons of carbon from the atmosphere by 2025 2030 (previous) (current)

Takeaways 11 TAKEAWAYS 3Q21 o Strong operational results, in spite of pressure from commodities, logistics constraints and any pulp price scenario o Leverage fully aligned with the indebteness policy and robust liquitidy for the new growth cycle o Carbon: Call to action for COP26 o Cerrado Project: Moving ahead. Dedicated call on November 5th at 11 a.m. (BRT) / 10 a.m. (EST)

Q&A 12 Investor Relations www.suzano.com.br/ri ri@suzano.com.br